Filed by Digi International Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a–12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: NetSilicon, Inc.
Commission File No.: 0–26761

Digi International Acquisition of NetSilicon

Why Digi is Acquiring NetSilicon?

NetSilicon's embedded device server product/technology continues the repositioning of Digi's Connectware product offering into growth markets

Core Strengths of Digi & NetSilicon

	Technology		Sales		Products					Vertical Markets						Markets	
Company	Core Tech. (HW / SW)	End Product (HW / SW)	2-Tier Distribution	OEM Sales	USB	Serial	Terminal Server	Wireless	Embedded	Industrial Automation	Retail POS	Hospitality	Digial Copier & Printer	Building Control	Home Automation	Growth Markets	Mature Markets
Digi		X	X		X	X	X	X		X	X	X				X	X
NetSilicon	X			X					X	X			X	X	X	X	X
Combined	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X

Value Proposition

Level of Integration

BOX — MODULE — CHIP

Outside | Inside | Attached | Integrated | Co-Processor | Main Processor

Feature/Functionality Value

True Value Add - Vertical Specific Solution

Targeted Vertical Requirements- Meet Competition

Specific Deal Capabilities - Meet Competition

Base Level Requirements - Required to Play

Market Life Cycle Position


RAS/Sync.
Multiport Terminal Servers
Async. Serial
Port Expansion
USB to Serial
Inside Out
NETWORKS
Device Server
NetSilicon
Embedded Device Server
Rev
$
Time

Growth Market for Connectware

- *Declining RAS & Async multi-port market*
- *Growing TS market*
- *High growth Thin Server & USB wired market*
- *TS, USB, and Device Server include Wireless interfaces*
- *Embedded chip set is high growth*



Digi's Addressable Market
(millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2000
2001
2002
2003
2004
Core Products
Terminal Servers
Device Server
USB
Chip Set/SW

Source: Digi estimates based on Gartner Group, May 2000, Competitive 10Q's, PCData, and competitive intelligence

Who is NetSilicon?

NetSilicon is a leading provider of Ethernet microprocessing solutions to OEMs:

Industrial Automation Equipment

Remote I/O
Controllers
Sensors

Digital Copiers & Color Printers

Wireless Applications& Communications

Base stations
Wireless cable
Voice-over-IP
Telephones and PBX


Networking
Intelligent
Devices
NetSilicon
Semiconductors

Building Access Control And Security Systems

Home & Consumer

Service provider gateways
Wireless base stations

Point of Sale

Scales
Readers
Price labels

Medical Data Collection

Data Acquisition Example


Fuel Tank
AccelePort Xp
Network Server
Flow Meter
Pipeline
Flow Meter
Digi One
Network Server
Ethernet LAN
Flow Meter
Digi One Embedded
Network Server
Ethernet LAN

Serial Card - Digi

- Serial cables must be run from server to each device.
- Network intelligence (TCP/IP protocol software) resides in server.

Digi One - Xcell

- Device attached to existing Ethernet via Digi One™.
- Network intelligence (TCP/IP) resides in Digi One device server.
- Easy to connect and manage new devices.

Embedded - NetSilicon

- Device attached directly to existing Ethernet, via Net+Works embedded module.
- Network intelligence (TCP/IP) resides in device.
- Inexpensive value-add to devices.

NetSilicon-Current Customer's Device Examples

Epson



Hirschmann



Portsmith



Ricoh



Ciprico



NET+Works™: Complete Ethernet Microprocessing Solution – Production-Ready

NET+ARM™ Hardware

NET+Works Software


NET+ARM
50
WWW.NETSILICON.COM
56504/0136970
100 9903

NET+Works Development Tools, Support and Services

Fully Integrated and Supported by NetSilicon

Digi

NetSilicon

Customers

ABB
GE Fanuc
Avaya
Konica
Minolta
Mitsubishi Electric
NEC
Nortel Networks
Phoenix Contact
Ricoh
Schindler
Schneider Electric
Sharp
NCR
TriMedia Technologies Inc.
Xerox

Partnerships

WindRiver
Green Hills Software, Inc.
Express Logic
IAONA
Atmel
Allegro
InterNiche Technologies, Inc.
ARM

Awards

IndustryWeek – The Management Resource – Sixth Annual technology and Innovation awards
IAN Editors' Choice Award
ICS
Frost & Sullivan
Control Engineering Editors' Choice Award
Communication Design – The Comets

Device Connectivity

Competitive Positioning - Strategic Competitors


More expensive
Large
Serial, USB, &
Embedded
Types of Devices
Inexpensive
Small
Embedded only
NetSilic
$35M
Digi One
Digi-$130M
(approx $100M
Connectware)
Echelon
$50M
Embedded
Low
Port Count
High

Competitor Valuation Comps based on 90 days (6/13-10/24)

	Market Cap Average	*Enterprise Value*	*Enterprise Value/ LTM Sales*
Digi	$123.6M	$81.7M	.6X
NetSilicon	$48.5M	$37.2M	1.1X
Lantronix	$402.2M	$386.8M	7X
Echelon	$818.1M	$696.6	13.5X

Integration Plan

- Subsidiary of Digi
- Bruce Berger to assume responsibility for NetSilicon operation
- Dan Sullivan (CFO/COO) to continue on board to help orchestrate transition
- Pete Peterson to become Digi Sr. VP of Business Development
- Bill Peisel to become Digi CTO

Summary

- Full "Connectware" suite of products
- Common Vertical market focus on Industrial Automation
- Powerful Channel combination versus competitors
- Digi/NetSilicon combination results in company that is significantly larger than the next largest competitors (Lantronix, Echelon)
- Superior core technology, product line breadth (Device Servers/Terminal Servers), and channel strength & reach
- Embed NetSilicon core in Digi One Product Line
    - creates sustainable advantage